ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

December 19, 2012

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the "Company"), I am filing contemporaneously Amendment No. 10 to the Company's Registration Statement on Form S-11 relating to the sale of certain securities of the Company. The amendment corrects some typos and reflects the engagement of a new placement agent and some technical clarifications.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester